Exhibit 99.1

Blue Hat Interactive Entertainment Technology Announces New Business Development in Education

XIAMEN, China, Nov. 18, 2019 /PRNewswire/ -- Blue Hat Interactive Entertainment Technology (“Blue Hat” or the “Company”) (NASDAQ: BHAT), a producer, developer and operator of augmented reality (“AR”) interactive entertainment games and toys in China, today announced it has entered into second phase of developing immersive educational materials with AR features including both curriculum content and educational equipment. The Company has completed over 400 trial sessions using the educational materials developed during its first phase in ten preschools in China, serving children aged from 3 to 6.

The school curriculum content and educational equipment are focused on health, language, social and emotional well-being, science, and the arts, and utilize Blue Hat’s advanced AR technology to provide enhanced interaction to achieve play-based learning.

“Blue Hat’s AR educational materials are designed to provide the most engaging educational experience to young learners, based on the research and experience of our in-house team of expert educators,” said Mr. Xiaodong Chen, Chief Executive Officer of Blue Hat. “As we enter the second phase of rolling out our educational offerings across Chinese pre-schools, Blue Hat will continue to lower the workload of teachers who no longer have to spend time developing curriculums, and ensure high quality pedagogical standards are applied across the board.”

About Blue Hat

Blue Hat Interactive Entertainment Technology is a producer, developer and operator of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features. The Company’s interactive entertainment platform creates unique user experiences by connecting physical items to mobile devices, which creates a rich visual and interactive environment for users through the integration of real objects and virtual scenery. Distinguished by its own proprietary technology, Blue Hat aims to create an engaging, interactive and immersive community for its users. For more information, please visit the Company’s investor relations website at http://ir.bluehatgroup.com.

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Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company's SEC filings. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in the forward-looking statements.

Contacts:

Melody Liu
Phone: +1 (425) 363-8048
Email: ir@bluehatgroup.net

Sophie Huang
Phone: +86 (592) 550-0129
Email: ir@bluehatgroup.net

Sam Martin

The Foote Group

Phone: +86 187-0160-0950

Email: sam@thefootegroup.com

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